Exhibit 99.70

News Release

EUROPEAN COMMISSION APPROVES TROGARZO®

Montreal, Canada – September 26, 2019 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) is pleased to announce that Trogarzo® (ibalizumab) was approved today by the European Commission.

“The approval of Trogarzo® by the European Commission represents a historical milestone for Theratechnologies as it becomes our first product ever approved in that territory. We have been getting ready for this moment and we will initiate our launch plan to introduce Trogarzo® sequentially on a country-by-country basis as we obtain public reimbursement. Already, we are recording sales in Europe through early access programs, which shows that there is already a high level of interest for our unique HIV treatment,” said Luc Tanguay, President and CEO, Theratechnologies Inc.

“Europe is the second largest pharmaceutical market in the world and the approval of Trogarzo® represents a tremendous opportunity for Theratechnologies. I am also very proud to know that patients in Europe can now look forward to having access to an innovative, safe and effective treatment to help them get to undetectable levels of HIV,” added Luc Tanguay.

About Trogarzo® (Europe)

Trogarzo® is a CD4-directed post-attachment HIV-1 inhibitor. Trogarzo®, in combination with other antiretroviral(s), is indicated for the treatment of adults infected with multidrug resistant HIV-1 infection for whom it is otherwise not possible to construct a suppressive antiviral regimen.

Before you receive Trogarzo®, ask your doctor for advice if you are pregnant or plan to become pregnant as it is not known if Trogarzo® may harm your unborn baby. Women who are HIV-positive must not breast feed because HIV infection can be passed on to the baby in breast milk. It is not known if Trogarzo® passes into breast milk.

Talk to your doctor or nurse straight away if you get any of the following serious side effects:

•

Signs of a new infection, changes in your immune system, can happen when you start using HIV medicines. Your immune system might get stronger and begin to fight infections that have been hidden in your body for a long time (this is called ‘immune reconstitution inflammatory syndrome’). Look out for new signs of infection after receiving Trogarzo®; these can be different from person to person depending on the type of infection that was hidden and might include fever, headache, difficulty breathing, stomach ache, coughing and swollen glands (lumps and bumps on your body, neck, armpit or groin).

•	Allergic reaction (hypersensivity).

The most frequently reported adverse reactions of Trogarzo® include: rash, diarrhea, dizziness, headache, nausea, fatigue and vomiting. These are not all the possible side effects of Trogarzo®.

About Theratechnologies

Theratechnologies (TSX: TH) is a commercial-stage biopharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV. Further information about Theratechnologies is available on the Company’s website at www.theratech.com and on SEDAR at www.sedar.com.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the launch of Trogarzo® on a country-by-country basis, the obtaining of reimbursement for Trogarzo®, the level of interest for Trogarzo® and the safety and efficacy of Trogarzo®.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: when launched, Trogarzo® will be accepted by the European market place, Trogarzo® will be reimbursed in each European country, the efficacy and safety of Trogarzo® will be similar to those observed during the clinical trials and no undesired side effects will be discovered over the long-term use of Trogarzo® and Trogarzo® will not be subject to any product recall.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, among others, the risk that Trogarzo® is not reimbursed by some or all of the European countries, that Trogarzo® is not launched in certain European countries, that undesired side effects are discovered over the long-term use of Trogarzo®, that the safety and efficacy profile of Trogarzo® varies from patients to patients, and that the European countries do not accept Trogarzo® has a treatment to get to undetectable levels of HIV resulting in low sales.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 20, 2019 for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For media inquiries:

Denis Boucher

Vice President, Communications and Corporate Affairs 514-336-7800

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